                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A
                  Under the Securities Exchange Act of 1934*

                              USA Networks, Inc.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  902984 10 3
                                (CUSIP Number)

   Stephen M. Brett, Esq.         Pamela S. Seymon, Esq.              Karen Randall, Esq.
   Senior Vice President          Wachtell, Lipton, Rosen & Katz      Universal Studios, Inc.
   and General Counsel            51 West 52nd Street                 100 Universal City Plaza
   Tele-Communications, Inc.      New York, NY 10019                  Universal City, CA 91608
   5619 DTC Parkway               (212) 403-1000                      (818) 777-1000
   Englewood, CO 80111
   (303) 267-5500

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               November 12, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

___________________________
* Note: This statement constitutes Amendment No. 3 of the Report on Schedule 13D of the reporting group consisting of Tele-Communications, Inc., Barry Diller, The Seagram Company Ltd., Universal Studios, Inc. and the BDTV Entities. This statement also constitutes Amendment No. 15 of a Report on Schedule 13D of Tele-Communications, Inc., Amendment No. 13 of a Report on Schedule 13D of Barry Diller, Amendment No. 3 of a Report on Schedule 13D of The Seagram Company Ltd. and Universal Studios, Inc., Amendment No. 9 of a Report on Schedule 13D of BDTV INC., Amendment No. 7 of a Report on Schedule 13D of BDTV II INC., Amendment
No. 4 of a Report on Schedule 13D of BDTV III INC. and Amendment No. 3 of a Report on Schedule 13D of BDTV IV INC.

(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons

     Tele-Communications, Inc.
     84-1260157

(2)  Check the Appropriate Box if a Member of a Group

     (a)  [_]

     (b)  [X]

(3)  SEC Use Only

(4)  Source of Funds

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)  Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power                                 None; see Items 3 and 5

(8)  Shared Voting Power                               58,366,060 shares

(9)  Sole Dispositive Power                            None; see Items 3 and 5

(10) Shared Dispositive Power                          58,366,060 shares

(11) Aggregate Amount Beneficially Owned by Each
     Reporting Person                                  58,366,060 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [X]

Excludes shares beneficially owned by the executive officers and directors of TCI, Seagram (other than Mr. Diller) and Universal. Excludes options to purchase an aggregate of 11,377,923 shares of Common Stock granted to Mr. Diller, none of which is currently vested or exercisable and none of which becomes exercisable within 60 days. Excludes (i) Liberty Exchange Shares issuable to TCI, (ii) 135,395,543 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of shares of USANi LLC ("LLC Shares"), and (iii) 22,887,354 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements previously filed by the parties, including the limitations of the Communications Act of 1934, as amended (the "Communications Act"). See Item 6.

(13) Percent of Class Represented by Amount in Row (11)   34.3%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 14,153,771 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 75.2% of the voting power of the Company.

(14) Type of Reporting Person (See Instructions)

     CO

                              Page 2 of 13 Pages

(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons

     The Seagram Company Ltd.

(2)  Check the Appropriate Box if a Member of a Group

     (a)  [_]

     (b)  [X]

(3)  SEC Use Only

(4)  Source of Funds

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)  Citizenship or Place of Organization

     Canada

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power                                 None; see Items 3 and 5

(8)  Shared Voting Power                               58,366,060 shares

(9)  Sole Dispositive Power                            None; see Items 3 and 5

(10) Shared Dispositive Power                          58,366,060 shares

(11) Aggregate Amount Beneficially Owned by Each
     Reporting Person                                  58,366,060 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [X]

Excludes shares beneficially owned by the executive officers and directors of TCI, Seagram (other than Mr. Diller) and Universal. Excludes options to purchase an aggregate of 11,377,923 shares of Common Stock granted to Mr. Diller, none of which is currently vested or exercisable and none of which becomes exercisable within 60 days. Excludes (i) Liberty Exchange Shares issuable to TCI, (ii) 135,395,543 shares of Common Stock or Class B Common Stock issuable to
Universal upon exchange of LLC Shares, and (iii) 22,887,354 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements including the limitations of the Communications Act. See
Item 6.

(13) Percent of Class Represented by Amount in Row (11)   34.3%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 14,153,771 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 75.2% of the voting power of the Company.

(14) Type of Reporting Person (See Instructions)

     CO

                              Page 3 of 13 Pages

(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons

     Universal Studios, Inc.

(2)  Check the Appropriate Box if a Member of a Group

     (a)  [_]

     (b)  [X]

(3)  SEC Use Only

(4)  Source of Funds

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)  Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power                                 None; see Items 3 and 5

(8)  Shared Voting Power                               58,366,060 shares

(9)  Sole Dispositive Power                            None; see Items 3 and 5

(10) Shared Dispositive Power                          58,366,060 shares

(11) Aggregate Amount Beneficially Owned by Each
     Reporting Person                                  58,366,060 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [X]

Excludes shares beneficially owned by the executive officers and directors of TCI, Seagram (other than Mr. Diller) and Universal. Excludes options to purchase an aggregate of 11,377,923 shares of Common Stock granted to Mr. Diller, none of which is currently vested or exercisable and none of which becomes exercisable within 60 days. Excludes (i) Liberty Exchange Shares issuable to TCI, (ii) 135,395,543 shares of Common Stock or Class B Common Stock issuable to
Universal upon exchange of LLC Shares, and (iii) 22,887,354 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements including the limitations of the Communications Act. See
Item 6.

(13) Percent of Class Represented by Amount in Row (11)   34.3%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 14,153,771 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 75.2% of the voting power of the Company.

(14) Type of Reporting Person (See Instructions)

     CO

                              Page 4 of 13 Pages

(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons

     Barry Diller

(2)  Check the Appropriate Box if a Member of a Group
     (a) [_]
     (b) [x]

(3)  SEC Use Only

(4)  Source of Funds

     00

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
     [_]

(6)  Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power                                  None; see Items 3 and 5

(8)  Shared Voting Power                                58,366,060 shares

(9)  Sole Dispositive Power                             None; see Items 3 and 5

(10) Shared Dispositive Power                           58,366,060 shares

(11) Aggregate Amount Beneficially Owned by Each
     Reporting Person                                   58,366,060 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]

Excludes shares beneficially owned by the executive officers and directors of TCI, Seagram (other than Mr. Diller) and Universal. Excludes options to purchase an aggregate of 11,377,923 shares of Common Stock granted to Mr. Diller, none of which is currently vested or exercisable and none of which becomes exercisable within 60 days. Excludes (i) Liberty Exchange Shares issuable to TCI, (ii) 135,395,543 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of LLC Shares, and (iii) 22,887,354 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements including the limitations of the Communications Act. See
Item 6.

(13) Percent of Class Represented by Amount in Row (11)   34.3%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 14,153,771 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 75.2% of the voting power of the Company.

(14) Type of Reporting Person (See Instructions)

     IN

                              Page 5 of 13 Pages

(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons

     BDTV INC.

(2)  Check the Appropriate Box if a Member of a Group
     (a) [_]
     (b) [x]

(3)  SEC Use Only

(4)  Source of Funds

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)  Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power                                  None; see Items 3 and 5

(8)  Shared Voting Power                                58,366,060 shares

(9)  Sole Dispositive Power                             None; see Items 3 and 5

(10) Shared Dispositive Power                           58,366,060 shares

(11) Aggregate Amount Beneficially Owned by Each
     Reporting Person                                   58,366,060 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [x]

Excludes shares beneficially owned by the executive officers and directors of TCI, Seagram (other than Mr. Diller) and Universal. Excludes options to purchase an aggregate of 11,377,923 shares of Common Stock granted to Mr. Diller, none of which is currently vested or exercisable and none of which becomes exercisable within 60 days. Excludes (i) Liberty Exchange Shares issuable to TCI, (ii) 135,395,543 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of LLC Shares, and (iii) 22,887,354 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements, including the limitations of the Communications Act. See
Item 6.

(13) Percent of Class Represented by Amount in Row (11)   34.3%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 14,153,771 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 75.2% of the voting power of the Company.

(14) Type of Reporting Person (See Instructions)

     CO

                              Page 6 of 13 Pages

(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons

     BDTV II INC.

(2)  Check the Appropriate Box if a Member of a Group
     (a) [_]
     (b) [x]

(3)  SEC Use Only

(4)  Source of Funds

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [x]

(6)  Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power                                  None; see Items 3 and 5

(8)  Shared Voting Power                                58,366,060 shares

(9)  Sole Dispositive Power                             None; see Items 3 and 5

(10) Shared Dispositive Power                           58,366,060 shares

(11) Aggregate Amount Beneficially Owned by Each
     Reporting Person                                   58,366,060 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [x]

Excludes shares beneficially owned by the executive officers and directors of TCI, Seagram (other than Mr. Diller) and Universal. Excludes options to purchase an aggregate of 11,377,923 shares of Common Stock granted to Mr. Diller, none of which is currently vested or exercisable and none of which becomes exercisable within 60 days. Excludes (i) Liberty Exchange Shares issuable to TCI, (ii) 135,395,543 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of LLC Shares, and (iii) 22,887,354 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements including the limitations of the Communications Act. See
Item 6.

(13) Percent of Class Represented by Amount in Row (11)   34.3%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 14,153,771 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 75.2% of the voting power of the Company.

(14) Type of Reporting Person (See Instructions)

     CO

                              Page 7 of 13 Pages

(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons

     BDTV III INC.

(2)  Check the Appropriate Box if a Member of a Group
     (a) [_]
     (b) [x]

(3)  SEC Use Only

(4)  Source of Funds

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)  Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power                                  None; see Items 3 and 5

(8)  Shared Voting Power                                58,366,060 shares

(9)  Sole Dispositive Power                             None; see Items 3 and 5

(10) Shared Dispositive Power                           58,366,060 shares

(11) Aggregate Amount Beneficially Owned by Each
     Reporting Person                                   58,366,060 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [x]

Excludes shares beneficially owned by the executive officers and directors of TCI, Seagram (other than Mr. Diller) and Universal. Excludes options to purchase an aggregate of 11,377,923 shares of Common Stock granted to Mr. Diller, none of which is currently vested or exercisable and none of which becomes exercisable within 60 days. Excludes (i) Liberty Exchange Shares issuable to TCI, (ii) 135,395,543 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of LLC Shares, and (iii) 22,887,354 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements, including the limitations of the Communications Act. See
Item 6.

(13) Percent of Class Represented by Amount in Row (11)   34.3%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 14,153,771 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 75.2% of the voting power of the Company.

(14) Type of Reporting Person (See Instructions)

     CO

                              Page 8 of 13 Pages

(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons

     BDTV IV INC.

(2)  Check the Appropriate Box if a Member of a Group
     (a) [_]
     (b) [x]

(3)  SEC Use Only

(4)  Source of Funds

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)  Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power                                  None; see Items 3 and 5

(8)  Shared Voting Power                                58,366,060 shares

(9)  Sole Dispositive Power                             None; see Items 3 and 5

(10) Shared Dispositive Power                           58,366,060 shares

(11) Aggregate Amount Beneficially Owned by Each
     Reporting Person                                   58,366,060 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [x]

Excludes shares beneficially owned by the executive officers and directors of TCI, Seagram (other than Mr. Diller) and Universal. Excludes options to purchase an aggregate of 11,377,923 shares of Common Stock granted to Mr. Diller, none of which is currently vested or exercisable and none of which becomes exercisable within 60 days. Excludes (i) Liberty Exchange Shares issuable to TCI, (ii) 135,395,543 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of LLC Shares, and (iii) 22,887,354 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements, including the limitations of the Communications Act. See
Item 6.

(13) Percent of Class Represented by Amount in Row (11)   34.3%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 14,153,771 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 75.2% of the voting power of the Company.

(14) Type of Reporting Person (See Instructions)

     CO

                              Page 9 of 13 Pages

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                                 Statement Of

                          TELE-COMMUNICATIONS, INC.,
                                 BARRY DILLER,
                           UNIVERSAL STUDIOS, INC.,
                           THE SEAGRAM COMPANY LTD.,
                                  BDTV INC.,
                                 BDTV II INC.,
                                 BDTV III INC.
                                      and
                                 BDTV IV INC.

       Pursuant to Section 13(d) of the Securities Exchange Act of 1934

                                 in respect of

                              USA NETWORKS, INC.


     This Report on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of USA Networks, Inc., a Delaware corporation (the "Company"). The Reports on Schedule 13D, as amended and supplemented, originally filed with the Commission by (i) the reporting group (the "Reporting Group") consisting of Tele-Communications, Inc., a Delaware corporation ("TCI"), Mr. Barry Diller, Universal Studios, Inc., a Delaware corporation ("Universal"), The Seagram Company Ltd., a Canadian corporation ("Seagram"), BDTV INC., a Delaware corporation ("BDTV"), BDTV II INC., a Delaware corporation ("BDTV II"), BDTV III INC., a Delaware corporation ("BDTV III"), and BDTV IV, INC., a Delaware corporation ("BDTV IV") (each, a "Reporting Person"), on February 24, 1998 (the "Reporting Group Schedule 13D"), (ii) TCI on August 15, 1994 (the "TCI
Schedule 13D"), (iii) Mr. Diller on August 29, 1995 (the "Barry Diller Schedule 13D"), (iv) Universal and Seagram on February 24, 1998 (the "Universal Schedule 13D"), (v) BDTV on August 16, 1996 (the "BDTV Schedule 13D"), (vi) BDTV II on December 24, 1996 (the "BDTV II Schedule 13D"), (vii) BDTV III on July 28, 1997 (the "BDTV III Schedule 13D"), and (viii) BDTV IV on February 24, 1998 (the "BDTV IV Schedule 13D"), are each hereby amended and supplemented to include the information set forth herein. This Report on Schedule 13D constitutes Amendment No. 3 to the Reporting Group Schedule 13D, Amendment No. 15 to the TCI Schedule 13D, Amendment No. 13 to the Barry Diller Schedule 13D, Amendment No. 3 to the Universal Schedule 13D, Amendment No. 9 to the BDTV Schedule 13D, Amendment
No. 7 to the BDTV II Schedule 13D, Amendment No. 4 to the BDTV III Schedule 13D and Amendment No. 3 to the BDTV IV Schedule 13D. The Reporting Group Schedule 13D, the TCI Schedule 13D, the Barry Diller Schedule 13D, the Universal Schedule 13D, the BDTV Schedule 13D, the BDTV II Schedule 13D, the BDTV III Schedule 13D, the BDTV IV Schedule 13D and the Liberty Schedule 13D are collectively referred to as the "Schedule 13D." Capitalized terms not defined herein have the meanings given to such terms in the prior Reports on Schedule 13D referred to in this paragraph.

     Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

     All figures for the number of Company shares or LLC Shares in this Report on Schedule 13D reflect a two-for-one stock split effected by the Company on March 12, 1998 (the "Stock Split").

                              Page 10 of 13 Pages

ITEM 2.   Identity and Background

     The information contained in Item 2 of the Schedule 13D is hereby amended and supplemented by the following information:

     Descendants of the late Samuel Bronfman and trusts established for their benefit (collectively, the "Bronfman Family") beneficially own directly or indirectly approximately 34.5% of the outstanding common shares without nominal or par value of Seagram (the "Seagram Common Shares"). Of that amount, Bronfman Associates, a partnership of which Edgar M. Bronfman, his children and a trust for the benefit of Edgar M. Bronfman and his descendants are the sole partners and of which Edgar M. Bronfman is the managing partner, along with a second trust for the benefit of Edgar M. Bronfman and his descendants, own directly approximately 17.5% of the Seagram Common Shares, trusts for the benefit of Charles R. Bronfman and his descendants own directly approximately 14.8% of the Seagram Common Shares, trusts for the benefit of the family of the late Minda de Gunzburg and members of her immediate family own directly or indirectly approximately 0.7% of the Seagram Common Shares, Phyllis Lambert owns directly or indirectly approximately 0.3% of the Seagram Common Shares, a charitable foundation of which Charles R. Bronfman is among the directors owns approximately 0.9% of the Seagram Common Shares, another charitable foundation of which Charles R. Bronfman is among the directors owns approximately 0.2% of the Seagram Common Shares, a charitable foundation of which Edgar M. Bronfman and Charles R. Bronfman are among the trustees owns approximately 0.1% of the Seagram Common Shares, a charitable foundation of which Phyllis Lambert is one of the directors owns less than 0.01% of the Seagram Common Shares and Edgar M. Bronfman, Charles R. Bronfman and their respective spouses and children own directly approximately 0.02% of the Seagram Common Shares. In addition, such persons hold options which are currently exercisable or become exercisable within 60 days to purchase an additional 1.1% of the Seagram Common Shares, calculated pursuant to Rule 13d-3 of the Rules and Regulations under the Act. Percentages set forth in this Item 2 are based on the number of Seagram Common Shares outstanding as of October 31, 1998.

     The information contained in Schedule 1 and Schedule 2 of the Schedule 13D is hereby amended and supplemented by the following information:

     Effective November 16, 1998, Frank J. Biondi, Jr. is no longer Chairman and Chief Executive Officer and a director of Universal and is no longer a director of Seagram.

     Larry Kurzweil is Vice President of Universal. Mr. Kurzweil is a United States citizen and his business address is 100 Universal City Plaza, Universal City, California 91608.

ITEM 3.   Source of Funds or other Consideration

     The information contained in Item 3 of this Schedule 13D is hereby amended and supplemented by adding the information set forth in Item 5 of this Schedule 13D, which is hereby incorporated by reference herein.

ITEM 5.   Interest in Securities of the Issuer

      The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

      On November 12, 1998, Barry Diller exercised options to acquire 980,000 shares of Common Stock at an exercise price of $9.4445 per share in a cashless exercise in accordance with the terms of the underlying options. On the same day, Mr. Diller sold in a private third-party transaction 864,000 shares of Common Stock received upon such exercise to Bear, Stearns & Co. Inc., at a price per share of $24.50, for an aggregate purchase price of $21,168,000. After deducting the exercise price paid by Mr. Diller and the taxes due upon the exercise and sale of such shares, the remaining proceeds of the sale were used to fund a private charitable foundation controlled by Mr. Diller and for general financial planning purposes.

      The remaining 116,000 shares that were not sold will continue to be held by Mr. Diller, who has, as a result of these transactions, increased his outright ownership of Common Stock to over 1,000,000 shares. After giving effect to the November 12, 1998 transactions, Mr. Diller continues to hold 25,531,694 options to purchase Common Stock, of which, as of October 30, 1998, 14,153,771 options are currently exercisable or exercisable within 60 days.


                              Page 11 of 13 Pages

     The Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998 (the "Company's 10-Q") reports that as of October 30, 1998 there were 124,041,759 shares of Common Stock outstanding and 31,181,726 shares of Class B Common Stock outstanding. After giving effect to the November 12, 1998 transactions, there were 125,021,759 shares of Common Stock outstanding. The Reporting Group beneficially owns 58,366,060 shares of Common Stock, representing approximately 34.3% of the shares of Common Stock. This figure assumes (i) the conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and (ii) the exercise of options currently exercisable or exercisable within 60 days of October 30, 1998 to purchase 14,153,771 shares of Common Stock held by Mr. Diller. In addition, (i) Universal beneficially owns 135,395,543 LLC Shares exchangeable for 73,620,000 shares of Class B Common Stock and 61,775,543 shares of Common Stock and (ii) TCI beneficially owns 22,887,354 LLC Shares exchangeable for 22,887,354 shares of Common Stock. In each case, the exchange of LLC shares is subject to terms and conditions set forth in the Transaction Agreements, including the limitations of the Communications Act. As disclosed previously, Liberty HSN has the right, under certain circumstances set forth in the Liberty Exchange Agreement (as defined below) as amended by the Investment Agreement (as described below), to acquire the Liberty Exchange Shares.

     Except as set forth or incorporated by reference herein, no Reporting Person nor, to the best knowledge of each Reporting Person, any executive officer or director of such Reporting Person has effected any transaction in the Common Stock during the past 60 days.

     Each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by each of the other Reporting Persons.

                              Page 12 of 13 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated:  November 18, 1998

                                        TELE-COMMUNICATIONS, INC.

                                        By:    /s/ Stephen M. Brett
                                           ------------------------------
                                        Name:  Stephen M. Brett
                                        Title: Senior Vice President and
                                               General Counsel


                                                 /s/ Barry Diller
                                        ---------------------------------
                                        Barry Diller


                                        UNIVERSAL STUDIOS, INC.

                                        By:    /s/ Karen Randall
                                           ------------------------------
                                        Name:  Karen Randall
                                        Title: Senior Vice President and
                                               General Counsel


                                        THE SEAGRAM COMPANY LTD.

                                        By:    /s/ Daniel R. Paladino
                                           ------------------------------
                                        Name:  Daniel R. Paladino
                                        Title: Executive Vice President


                                        BDTV INC., BDTV II INC., BDTV III INC

                                        By:    /s/ Barry Diller
                                           ------------------------------
                                        Name:  Barry Diller
                                        Title: President

                               INDEX TO EXHIBITS


1.  Written Agreement between TCI and Mr. Diller regarding Joint Filing of
Schedule 13D./*/

2. Definitive Term Sheet regarding Stockholders Agreement, dated as of August 24, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

3. Definitive Term Sheet regarding Equity Compensation Agreement, dated as of August 24, 1995, by and between the Company and Mr. Diller./*/

4.  Press Release issued by the Company and Mr. Diller, dated August 25,
1995./*/

5. Letter Agreement, dated November 13, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

6. Letter Agreement, dated November 16, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

7. First Amendment to Stockholders Agreement, dated as of November 27, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

8. Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver Management Company, Liberty Program Investments, Inc., and Liberty HSN, Inc./*/

9. Exchange Agreement, dated as of November 27, 1995, by and between Silver Management Company and Silver King Communications, Inc./*/

10. Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver King Communications, Inc., Thames Acquisition Corp. and Savoy Pictures Entertainment, Inc./*/

11. Voting Agreement, dated as of November 27, 1995, by and among Certain Stockholders of the Company and Savoy Pictures Entertainment, Inc./*/

12. Letter Agreement, dated March 22, 1996, by and between Liberty Media Corporation and Barry Diller./*/

13. In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum and Order, adopted March 6, 1996 and released March 11, 1996./*/

14. In re Applications of Roy M. Speer and Silver Management Company, Request for Clarification of Silver Management Company, dated April 10, 1996./*/

15. In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum Opinion and Order and Notice of Apparent Liability, adopted June 6, 1996 and released June 14, 1996./*/

16.  Amended and Restated Joint Filing Agreement of TCI, Mr. Diller and BDTV./*/

17.  Amended and Restated Certificate of Incorporation of BDTV INC./*/

18. Press Release issued by the Company and Home Shopping Network, Inc., dated August 26, 1996./*/

19. Agreement and Plan of Exchange and Merger, dated as of August 25, 1996, by and among the Company, Home Shopping Network, Inc., House Acquisition Corp., and Liberty HSN, Inc./*/

20. Termination Agreement, dated as of August 25, 1996, among the Company, BDTV Inc., Liberty Program Investments, Inc., and Liberty HSN, Inc./*/

21. Voting Agreement, dated as of August 25, 1996, by and among Certain Stockholders of Home Shopping Network, Inc. and the Company./*/

22. Voting Agreement, dated as of August 25, 1996, by and among Barry Diller, Liberty Media Corporation, Arrow Holdings, LLC, BDTV Inc., and Home Shopping Network, Inc./*/

23. Letter Agreement, dated as of August 25, 1996, by and between Liberty Media Corporation and Barry Diller./*/

24. Second Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc. and BDTV II Inc./*/

25. Stock Exchange Agreement, dated as of December 20, 1996, by and between the Company and Liberty HSN, Inc./*/

26. Letter Agreement, dated as of February 3, 1997, by and between BDTV INC. and David Geffen./*/

27. Stock Exchange Agreement, dated as of May 20, 1997, by and between HSN, Inc. and Mr. Allen./*/

28. Stockholders Agreement, dated as of May 20, 1997, by and among, Mr. Diller, Mr. Allen and Liberty Media Corporation./*/

29. Letter Agreement, dated as of May 20, 1997, by and between Mr. Diller and Liberty Media Corporation./*/

30. Third Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc., BDTV II Inc. and BDTV III Inc./*/

31.  Certificate of Incorporation of BDTV III Inc./*/

32. Investment Agreement among Universal Studios, Inc., HSN, Inc., Home Shopping Network, Inc. and Liberty Media Corporation, dated as of October 19, 1997 as amended and restated as of December 18, 1997./*/

33. Governance Agreement among HSN, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of October 19, 1997./*/

34. Stockholders Agreement among Universal Studios, Inc., Liberty Media Corporation, Barry Diller, HSN, Inc. and The Seagram Company Ltd. dated as of October 19, 1997./*/

35. Spinoff Agreement among Liberty Media Corporation, Universal Studios, Inc. and HSN, Inc. dated as of October 19, 1997./*/

36. Exchange Agreement among HSN, Inc., Universal Studios, Inc. and Liberty Media Corporation, dated as of October 19, 1997./*/

37. Amended and Restated LLC Operating Agreement of USANi LLC, by and among USA Networks, Inc., Home Shopping Network, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of February 12, 1998./*/

38. Letter Agreement between Liberty HSN, Inc. and HSN, Inc., dated as of October 19, 1997./*/

39. Fourth Amended and Restated Joint Filing Agreement between Tele-Communications, Inc., Universal Studios, Inc., The Seagram Company Ltd. and Barry Diller, dated as of February 23, 1998./*/

40.  Certificate of Incorporation of BDTV IV INC./*/

/*/ Previously filed.